April 12, 2005

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ohio Legacy Corp
Form 10-KSB filed March 22, 2005
File No. 0-31673

Dear Mr. Nolan:

This correspondence is provided in response to your updated comment letter dated April 1, 2005, and delivered to us via facsimile on April 6, 2005. In that letter, you noted that Exhibit 13 to the December 31, 2004, Annual Report on Form 10-KSB of Ohio Legacy Corp (Company) was filed in an improper electronic format and requested additional acknowledgements that were not included in your original comment letter dated April 1, 2005. We are including the requested acknowledgements in this response letter, as well as the text of our original response letter that we provided to you on April 5, 2005.

After review of the document (Exhibit 13) and discussion with our EDGAR filing agent, we have determined the exhibit was not converted to HTML format by our EDGAR filing agent, in error. The exhibit was filed with the Securities and Exchange Commission (Commission) in an image format.

We are filing Amendment No. 1 to Ohio Legacy Corp’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, solely to provide electronic copy of Exhibit 13, the Company’s 2004 Annual Report to Shareholders, in a format acceptable to the Securities and Exchange Commission. The amended filing should occur on or about April 5, 2005.

No changes have been made to the contents or disclosures of the previously filed 2004 Annual Report to Shareholders. This Amendment No. 1 does not reflect events occurring after the filing of the original Annual Report on Form 10-KSB and does not modify or update the disclosures in the original Annual Report on Form 10-KSB in any way.

We apologize for the oversight.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at 330-263-1989.

Regards,

/s/ Eric S. Nadeau
Eric S. Nadeau
Chief Financial Officer and Treasurer
Ohio Legacy Corp